UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Codorus Valley Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

192025104

(CUSIP Number)

J. Abbott R. Cooper
Driver Management Company LLC
250 Park Avenue
7th Floor
New York, NY 10177
212-572-4811

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		618,880
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

618,880
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27%*
14	TYPE OF REPORTING PERSON

PN

*	The percentage calculations herein are based upon an aggregate of 9,876,692 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of April 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2021.
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CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		618,880*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

618,880*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27%**
14	TYPE OF REPORTING PERSON

OOO (Limited Liability Company)

*	Solely in its capacity as general partner of Driver Opportunity Partners I LP. Driver Management Company LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.
**	The percentage calculations herein are based upon an aggregate of 9,876,692 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of April 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2021.
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CUSIP No. 192025104

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		618,880*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

618,880*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.27%**
14	TYPE OF REPORTING PERSON

IN

*	Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 618,880 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc as the controlling person of Driver Management Company LLC. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.
**	The percentage calculations herein are based upon an aggregate of 9,876,692 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of April 23, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2021.
4

CUSIP No. 192025104

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $2.50 par value (the “Common Stock”), of Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY” or the “Issuer”). The principal executive offices of the Issuer are located at 105 Leader Heights Road, P.O. Box 2887, York, Pennsylvania 17405-2287.

Item 2. Identity and Background.

(a)       The undersigned hereby file this Schedule 13D on behalf of Driver Opportunity Partners I LP, a Delaware limited partnership (“Partnership”), Driver Management Company LLC, a Delaware limited liability company (“Driver”) and J. Abbott R. Cooper. Partnership, Driver and Mr. Cooper are sometimes referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”), as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)—(c)

Partnership is a Delaware limited partnership, the principal purpose of which is investing in securities.

Driver is a Delaware limited liability company, the principal purpose of which is to be the general partner of Partnership and to manage certain other investments on behalf of separately managed accounts and other investment vehicles.

The principal occupation of Mr. Cooper is to serve as the managing member of Driver.

The principal place of business address of Partnership, Driver and Mr. Cooper is 250 Park Avenue, 7th Floor, New York, New York 10177.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 618,880 shares (the “Shares”) of Common Stock. The Shares were purchased by Partnership in open market transactions using the capital of the Partnership. The aggregate purchase price of the Shares was $12,166,519.20.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued. The Reporting Persons have spoken to, and intend to continue to speak with, Mr. Larry Miller, who serves as chairman of the Issuer’s board of directors (the “Board”) as well as the Issuer’s chief executive officer and president, regarding strategies for increasing shareholder value. On June 29, 2021, the Reporting Persons proposed to Mr. Miller that, in order to encourage and enable a full and frank discussion of the options available to the Board and the Issuer to increase shareholder value, the Reporting Persons would be willing to enter into a confidentiality and standstill agreement, provided that the term of such agreement ended immediately prior to the first day that shareholders were able to nominate candidates for election as directors at the Issuer’s 2022 annual meeting of shareholders. On July 6, 2021, Mr. Miller informed Mr. Cooper that the Issuer’s senior management required Board “input” prior to responding to the Reporting Persons’ proposal and that Issuer’s senior management would not receive such input until the week of July 12, 2021.

5

CUSIP No. 192025104

The Reporting Persons intend to continue to seek to have discussions with Mr. Miller, as well the Board’s lead independent director, regarding the Issuer’s plans for increasing shareholder value. The Reporting Persons believe that the Board should immediately hire a financial advisor and conduct a comprehensive review of all available options for increasing shareholder value, including a sale of the Issuer. The Reporting Persons also intend to have discussions with other shareholders to understand their perspectives and priorities.

The Reporting Persons are considering all their options and, while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right, and are considering whether, to propose transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 9,876,692 shares of Common Stock outstanding as of April 23, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2021.

Partnership

The aggregate number of shares of Common Stock that Partnership owns beneficially pursuant to Rule 13d-3 of the Act is 618,880 shares of Common Stock, which constitutes approximately 6.27% of the outstanding shares of Common Stock.

Driver

Because of its position as the general partner of Partnership, Driver may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 618,880 shares of Common Stock, which constitutes approximately 6.27% of the outstanding shares of Common Stock. Driver disclaims beneficial ownership of any shares owned by Partnership except to the extent of its pecuniary interest therein.

Mr. Cooper

As the controlling person of Driver, Mr. Cooper may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 618,880 shares of Common Stock, which constitutes approximately 6.27% of the outstanding shares of Common Stock. Mr. Cooper disclaims beneficial ownership of any shares of Common Stock held by Partnership except to the extent of his pecuniary interest therein.

(b) Partnership has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by it.

Driver, as the general partner of Partnership, has the power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock owned directly by Partnership.

Mr. Cooper, as the controlling person of Driver, may be deemed to have sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Partnership. Information regarding Mr. Cooper is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

6

CUSIP No. 192025104

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule A attached hereto. Except as described in this Schedule 13D and Schedule A attached hereto, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 6, 2021, Partnership, Driver and Mr. Cooper entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement
Schedule A	Transactions in Securities of the Issuers During the Past Sixty Days

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CUSIP No. 192025104

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021

Driver Opportunity Partners I LP

By:	Driver Management Company LLC, its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

By:	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

8

CUSIP No. 192025104

SCHEDULE A

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Partnership in the Common Stock during the past 60 days. Unless otherwise noted, all transactions were made in the open market

Date	BUY/SELL	Quantity	Price ($)
5/7/2021	BUY	4,431	18.4789
5/10/2021	BUY	2,449	18.4980
5/11/2021	BUY	3478	18.4833
5/12/2021	BUY	10636	18.4036
5/13/2021	BUY	800	18.4824
5/17/2021	BUY	500	18.5000
5/20/2021	BUY	18,973	18.7357
5/24/2021	BUY	13,122	18.9388
5/25/2021	BUY	42,687	18.9223
6/1/2021	BUY	11,965	19.1942
6/2/2021	BUY	3,806	19.2266
6/16/2021	BUY	7,046	19.8416
6/17/2021	BUY	18,550	19.8488
6/18/2021	BUY	35,393	19.7852
6/21/2021	BUY	18,372	19.8975
6/22/2021	BUY	22,452	19.8362
6/23/2021	BUY	1,541	19.7935
6/25/2021	BUY	238,965	20.3342
6/28/2021	BUY	13,836	20.3869
6/30/2021	BUY	10,401	20.1642
7/1/2021	BUY	13,500	20.2574
7/2/2021	BUY	8,266	20.4553
7/6/2021	BUY	20,833	20.1608